(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☒ Form 10-Q	FORM 12b-25	SEC File Number: 0-23590
☐ Form 10-D
☐ Form N-SAR	NOTIFICATION OF LATE FILING
☐ Form N-CSR

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Super Vision International, Inc.

Full Name of Registrant

NA

Former Name if Applicable

8210 Presidents Drive

Address of Principal Executive Office (Street and Number)

Orlando, Florida, 32809

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 12, 2006, the Registrant announced that the United States District Court for the District of Massachusetts granted the motion by Color Kinetics, Inc. (“Color Kinetics”) requesting that the Court award Color Kinetics’ its costs and attorneys’ fees on the condition that it waive its claims as to damages and willful infringement in the patent infringement case filed by Color Kinetics against the Registrant. The Registrant intends to appeal this order, and the award to Color Kinetics’ of its estimated $1.4 million in costs and attorneys’ fees, in conjunction with the overall appeal of the infringement summary judgment issued by the same court in August 2005. If the Registrant is unsuccessful in its appeal, the Court’s order could have a material adverse effect on the Registrant’s financial condition, results of operations, liquidity and capital resources.

In light of the timing of the Court’s order, the work necessary to finalize the Registrant’s Quarterly Report on Form 10-QSB for the three months ended March 31, 2006 could not be completed without unreasonable effort and expense in sufficient time to permit the timely filing of the Registrant’s Quarterly Report on Form 10-QSB for the three months ended March 31, 2006.

The Registrant expects that it will be able to complete the work necessary to file its Form 10-QSB for the three months ended March 31, 2006 within the five-day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Danilo A. Regalado, Chief Financial Officer (Name)	(407) (Area Code)	857-9900 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Super Vision International, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2006	By:	/s/ Michael A. Bauer
Michael A. Bauer
	Title:	President and Chief Executive Officer